PSYONIC, Inc.

ANNUAL REPORT

9999 Businesspark Ave, Suite B
San Diego, CA 92131
(773) 888-3252
psyonic.io

This Annual Report is dated May 15, 2026.

BUSINESS

PSYONIC, Inc. ("PSYONIC" or the "Company") is a corporation organized under the laws of the state of Illinois that produces our first product, the Ability Hand™, which is an FDA-registered advanced bionic hand. In the US, our hand has been covered by insurance including Medicare, the VA, worker's compensation, and private insurers. We have users of all genders and as young as 10 and as old as 85. We specifically targeted a design that will be covered by Medicare.

PSYONIC is the parent company of the PSYONIC Institute, L3C, a wholly-owned subsidiary that has been operated under the Company since 2022. The subsidiary company is a low-profit limited liability company pursuant to Section 1-26 of the Limited Liability Company Act and shall at all times significantly further the accomplishment of one or more charitable or educational purposes within the meaning of Section 170(c)(2)(B) of the Internal Revenue Code of 1986, or its successor, and would not have been formed but for the relationship to the accomplishment of such charitable or educational purposes.

PSYONIC Institute, L3C, is a manager-managed low-profit limited liability company, with PSYONIC, Inc. as its Manager. PSYONIC intends to organize PSYONIC Institute, L3C as a low-profit limited liability company pursuant to the Illinois Limited Liability Company Act, as amended, 805 ILCS 180/1-26, which shall finance the sales and research and development of bionic devices.

Intellectual Property: PSYONIC holds four US patent claims granted or pending.

Granted:

- US20190328550Al Compliant four-bar linkage mechanism for a robotic finger (11/2021)
- US11399967B2 System and method for a prosthetic hand having sensored brushless motors (8/2022)

Pending:

- 62904483 System and method for an advanced prosthetic hand (9/2019)
- 63148378 System and method for an artificial tendon-driven prosthesis (2/2021)

Previous Offerings

Type of security sold: SAFEs I-III
Outstanding balance: $200,000.00
Use of proceeds: Operations
Date: October 01, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFEs IV-XIV
Outstanding balance: $375,000.00
Use of proceeds: Operations
Date: January 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFEs XV-XVII
Final amount sold: $577,500.00
Use of proceeds: Operations
Date: January 01, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE XVIII
Final amount sold: $75,000.00
Use of proceeds: Operations
Date: February 01, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFES XIX-XXIV
Final amount sold: $225,000.00
Use of proceeds: Operations
Date: April 01, 2021

Offering exemption relied upon: 506(b)

Name: Class B Common Non-Voting
Type of security sold: Equity
Final amount sold: $3,931,351.59
Number of Securities Sold: 2,002,625
Use of proceeds: Research & Development and Sales & Support
Date: February 01, 2024
Offering exemption relied upon: Regulation CF

Type of security sold: SAFEs 2025
Final amount sold: $1,916,000
Use of proceeds: Operations and Sales & Support
Date: August 01, 2025
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ending December 31, 2025 compared to year ending December 31, 2024.

Revenue

Net revenue for fiscal year 2025 was $5,350,023 including grant revenues of $217,624, an increase of approximately 60% over fiscal year 2024 net revenue of $3,333,012 including grant revenues of $199,992. The increase was driven by continued expansion of Ability Hand sales across both human prosthetic users and robotics customers, growing adoption among 90+ robotics companies (including Toyota, Mercedes, Hexagon, and Amazon), and integration with platforms such as NVIDIA Isaac Lab and MuJoCo, which expanded our addressable market in industrial robotics, humanoids, and cobots.

Cost of Revenue

Cost of goods sold in 2025 was $900,689, a decrease from $1,246,933 in 2024. This decrease, despite higher unit volume, reflects manufacturing scale efficiencies in our 22,000 sq ft San Diego facility, supply chain improvements, and a more favorable product mix.

Gross Margins

2025 gross profit increased significantly to $4,449,334 from 2024's gross profit of $2,086,079, with gross margin expanding from approximately 63% in 2024 to approximately 83% in 2025 as a result of the lower cost of goods sold combined with higher net revenue.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, support expenses, fees for professional services and patents, research and development expenses, and operating expenses of PSYONIC, Inc. Total operating expenses of $5,364,144 in FY2025 increased from $2,778,317 in FY2024. The increase reflects investment in headcount across general and administrative ($2,249,398 in 2025 vs. $1,280,412 in 2024), selling and marketing ($1,353,116 in 2025 vs. $539,215 in 2024), and research and development ($1,761,630 in 2025 vs. $958,690 in 2024) to support manufacturing scale, the buildout of our robotics commercial team, and continued development of our Ability AI software platform.

Net operating loss was $(914,810) in 2025 compared to $(692,238) in 2024. After interest expense of $24,939 and other loss of $249,520, loss before provision for income taxes was $(1,189,269) in 2025 compared to $(627,462) in 2024. Net loss for FY2025 was $(1,203,216), compared to a net loss of $(636,338) in FY2024.

Historical results and cash flows:

The Company is in a revenue-generating, scaling stage. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because our manufacturing capacity is expected to increase to meet growing demand. Past cash has been primarily generated through government grants, equity investments, SAFE financings, and sales. We achieved over $5.3M in net revenue in 2025 and continue to grow with strong inbound demand from both prosthetic and robotics customers.

We have won the following grants from the National Science Foundation: NSF 2112363, Jan 2022 to Dec 2023. "SBIR Phase II: A compact electrotactile sensory feedback system for upper limb prostheses." $1,000,000. NSF 1951382, Feb 2020 to May 2023. "SBIR Phase II: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $937,162. NSF 1843966, Jan 2019 to Dec 2019. "SBIR Phase I: A compact electrotactile sensory feedback system for upper limb prostheses." $225,000. NSF 1745999, Jan 2018 to Dec

2018. "SBIR Phase I: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $225,000. We have also been awarded a Department of Defense grant totaling $2.6M.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $1,613,084.

Debt

Creditor: Safes I-III
Outstanding balance: $200,000.00
Interest rate: 0%
Material terms: Borrowing Period - Fiscal Year 2018, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: Safes IV-XIV
Outstanding balance: $375,000.00
Interest rate: 0%
Material terms: Borrowing Period - Fiscal Year 2019, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: Safes XV-XVII
Outstanding balance: $577,500.00
Interest rate: 0%
Material terms: Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: Safes-XVIII
Outstanding balance: $75,000.00
Interest rate: 0%
Material terms: Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 15%

Creditor: Safes XIX-XXIV
Outstanding balance: $225,000.00
Interest rate: 0%
Material terms: Borrowing Period - Fiscal Year 2021, Valuation Cap - 12,000,000, Discount rate - 15%

Creditor: Safes XXV-XLIX
Outstanding balance: $1,916,000
Interest rate: 0%
Material terms: Borrowing Period - Fiscal Year 2025, Valuation Cap – None, Discount rate - 15%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aadeel Akhtar

 Aadeel Akhtar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, CEO, President, Secretary, Treasurer, CFO
• Dates of Service: October 2015 — Present
• Responsibilities: Akhtar manages the business and technical aspects of the company. This includes engineering, financing, sales, marketing, support, manufacturing, and hiring. Akhtar received an annual salary of $150K and presently holds 17,568,000 shares of Class A Common Voting Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Voting
Stockholder Name: Aadeel Akhtar
Amount and nature of Beneficial ownership: 17,568,000
Percent of class: 70.51%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Common Voting, Class B Common Non-Voting, SAFE XVIII, SAFEs I-XVII, and SAFEs XIX-XXIII.

Class A Common Voting
• Authorized: 25,000,000
• Outstanding: 17,734,667
• Voting Rights: 1 vote per share.

Class B Common Non-Voting
• Authorized: 25,000,000
• Outstanding: 9,042,038
• Material Rights: The total number of shares outstanding on a fully diluted basis, 26,776,705 shares, includes 17,734,667 shares of Class A Common Voting Stock, 9,042,038 shares of Class B Common Non-Voting Stock (which includes 3,750,000 shares available for issuance under the stock incentive plan).
SAFE XVIII
• Amount Outstanding: $75,000.00
• Conversion Type: voting safe preferred stock
• Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.
• Valuation Cap: $10,000,000.00
• Discount Rate: 15
• Material Rights: If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either

(i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFEs I-XVII
• Amount Outstanding: $1,152,500.00
• Conversion Type: Non-voting safe preferred stock
• Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") ,before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.
• Valuation Cap: $10,000,000.00
• Discount Rate: 20
• Material Rights: If there is a liquidity event before the expiration or termination of the instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of

outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFEs XIX-XXIII
• Amount Outstanding: $200,000.00
• Conversion Type: Non-voting safe preferred stock
• Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.
• Valuation Cap: $12,000,000.00
• Discount Rate: 15
• Material Rights: If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either

(i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Class B Common Non-Voting of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in PSYONIC, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. Our projections are based on market trends in the prosthetics, robotics, and neural interfacing industries, some of which are nascent and rapidly expanding. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company based on competitors and projections in the prosthetics and robotics industries. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity and may close on any investments that are made. Because the amount of capital needed to scale a medical device/robotic hardware is high, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise

more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan with respect to growing our R&D, sales & marketing, manufacturing, and operations. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable with respect to the prosthetics, robotics, and neural interface industries. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on bionic limbs for prosthetics and robotics.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back.

Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the prosthetics and robotics marketplaces at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs in the prosthetics and robotics fields. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PSYONIC was formed on November 23, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PSYONIC has had limited revenues generated since inception. While PSYONIC was profitable in 2022, there is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company holds 4 patents, 1 trademark, 4 internet domain names, and various trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in

these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Device reimbursements in the prosthetics industry are strictly regulated by insurance and government policies. Reimbursement for prosthetic devices is highly dependent on insurance companies as well as government policies. Changes in these policies may affect revenues. For example, this may include changes to codes that are reimbursed by Medicare and
other insurance companies. If we are not able to adjust to changing laws or policies, our business may be harmed.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them
Trademark, copyright and patent litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The growth of our business depends on our ability to finance new products.
We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product

development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability. In addition, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

PSYONIC, Inc.
By /s/ *Aadeel Akhtar*
Title: CEO and Director

By /s/ *Aadeel Akhtar*
Name: Aadeel Akhtar
Title: CEO and Director

By /s/ *Aadeel Akhtar*

Name: <u>Aadeel Akhtar</u>
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

PSYONIC, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

PSYONIC, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,613,084	$	1,455,176
Accounts Receivable, net		737,383		783,640
Inventory		1,417,979		121,997
Prepaids and Other Current Assets		384,991		341,393
Total Current Assets		**4,153,437**		**2,702,206**
Property and Equipment, net		1,024,579		476,828
Right-of-Use Asset		2,835,418		3,121,904
Intangible Assets		34,221		9,056
Security Deposit		230,666		259,866
Total Assets	$	**8,278,321**	$	**6,569,860**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	97,640	$	3,387
Credit Cards		37,532		62,788
Current Portion of Loans and Notes		144,856		69,883
Lease Liability, current portion		499,909		268,134
Other Current Liabilities		479,150		16,515
Total Current Liabilities		**1,259,087**		**420,707**
Loans and Promissory Notes, net of current portion		388,356		221,019
Simple Agreement for Future Equity		3,892,284		1,705,508
Lease Liability, net of current portion		2,615,680		2,895,457
Total Liabilities		**8,155,407**		**5,242,691**
STOCKHOLDERS' EQUITY				
Class A Common Stock		17,568		17,651
Class B Common Stock		5,373		5,435
Additional Paid in Capital		3,828,959		3,829,853
Accumulated Deficit		(3,728,986)		(2,525,770)
Total Stockholders' Equity		**122,914**		**1,327,169**
Total Liabilities and Stockholders' Equity	$	**8,278,321**	$	**6,569,860**

See accompanying notes to financial statements.

PSYONIC, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 5,350,023	$ 3,333,012
Cost of Goods Sold	900,689	1,246,933
Gross Profit	**4,449,334**	**2,086,079**
Operating Expenses		
General and Administrative	2,249,398	1,280,412
Selling and Marketing	1,353,116	539,215
Research and Development	1,761,630	958,690
Total Operating Expenses	**5,364,144**	**2,778,317**
Net Operating Loss	**(914,810)**	**(692,238)**
Interest Expense	24,939	3,455
Other Loss/(Income)	249,520	(68,231)
Loss Before Provision for Income Taxes	**(1,189,269)**	**(627,462)**
Provision/(Benefit) for Income Taxes	13,947	8,876
Net Loss	**$ (1,203,216)**	**$ (636,338)**

See accompanying notes to financial statements.

PSYONIC, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For The Year Ended December 31, 2024 and 2023

(in , $US)	Class A Common Voting Stock		Class B Common Non-Voting Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2023	**17,734,667** $	**17,735**	**4,557,929** $	**4,558**	$ **2,051,452**	$ **(1,889,432)**	$ **184,313**
Issuance of stock	83,334	83	876,696	877	1,811,212	-	1,812,172
Share-Based Compensation	-	-	-	-	87,189	-	87,189
Repurchased Stock	(166,667)	(167)	-	-	(120,000)	-	(120,167)
Net Loss	-	-	-	-	-	(636,338)	(636,338)
Balance—December 31, 2024	**17,651,334**	**17,651**	**5,434,625**	**5,435**	**3,829,853**	**(2,525,770)**	**1,327,169**
Issuance of stock	-	-	-	-	-	-	-
Repurchased Stock	(83,334)	(83)	(62,500)	(62)	(170,256)	-	(170,401)
Share-Based Compensation	-	-	-	-	169,362	-	169,362
Net Loss	-	-	-	-	-	(1,203,216)	(1,203,216)
Balance—December 31, 2025	**17,568,000** $	**17,568**	**5,372,125** $	**5,373**	$ **3,828,959**	$ **(3,728,986)**	$ **122,914**

PSYONIC, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,203,216)	$	(636,338)
Adjustments to Reconcile Net Loss to Net Cash Provided/Used in Operating Activities				
Depreciation of Property		126,365		102,270
Amortization of Intangibles Assets		4,833		277
Share-Based Compensation		169,362		87,189
Change in Fair Market Value of SAFEs		270,776		-
Non-Cash Lease Expense		238,484		41,687
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		46,257		(504,118)
Inventory		(1,295,982)		(121,997)
Prepaids and Other Current Assets		(43,598)		269,504
Accounts Payable		94,252		3,387
Credit Cards		(25,256)		52,085
Other Current Liabilities		462,635		12,361
Security Deposit		29,200		(229,866)
Net Cash Used in Operating Activities		**(1,125,888)**		**(923,559)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(369,187)		(351,897)
Purchases of Intangible Assets		(29,998)		-
Net Cash Used in Investing Activities		**(399,185)**		**(351,897)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		-		1,812,172
Repurchase of Stock- cancelled		(120,000)		(120,167)
Proceeds from Issuance of SAFEs		1,916,000		-
Payments on Promissory Notes and Loans		(113,019)		-
Borrowing on Promissory Notes and Loans		-		236,944
Net Cash Provided by Financing Activities		**1,682,981**		**1,928,949**
Change in Cash & Cash Equivalents		**157,908**		**653,493**
Cash & Cash Equivalents —Beginning of The Year		1,455,176		801,683
Cash & Cash Equivalents—End of The Year	$	**1,613,084**	$	**1,455,176**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	24,939	$	3,455
Cash Paid During the Year for Income Taxes	$	800	$	800
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTIN AND FINANCING ACTIVITIES				
Note Issued for Stock Repurchase	$	50,400	$	-
Equipment Purchased with Notes	$	304,929	$	-

1. NATURE OF OPERATION

PSYONIC, Inc. was incorporated on November 23, 2015, in the state of Illinois. The financial statements of PSYONIC, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

PSYONIC is a biotechnology company specializing in advanced bionic prosthetics. Its flagship product, the Ability Hand, is a durable, multi-articulating prosthetic hand with touch feedback, designed for enhanced functionality and accessibility. The company focuses on innovation to improve mobility and quality of life for individuals with limb differences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2025 and 2024, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,143,999 and $1,267,200, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

As of December 31, 2025 and 2024, the Company determined that no allowance for expected credit loss is necessary.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for components and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization for property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 – 15 years
Fixtures	15 years

Intangibles
Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which follows a five-step model:

- Identify the contract with a customer – A contract exists when there is an agreement with enforceable rights and obligations.
- Identify the performance obligations – The Company determines the distinct goods or services promised in the contract, such as prosthetic devices and related services.
- Determine the transaction price – The total consideration expected to be received is established, considering any discounts, rebates, or variable components.
- Allocate the transaction price to performance obligations – If a contract includes multiple performance obligations, the transaction price is allocated based on their relative standalone selling prices.
- Recognize revenue when (or as) performance obligations are satisfied – Revenue is recognized when control of the product transfers to the customer, which generally occurs upon shipment or delivery, depending on the terms of sale.

For prosthetic sales, revenue is typically recognized at the point of shipment or upon delivery to the customer. If extended warranties or service contracts are sold separately, revenue from those agreements is deferred and recognized over the service period.

Cost of Sales
Cost of sales includes raw materials and components, direct labor and manufacturing overhead.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the risk-free interest rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $29,463 and $16,264, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2026, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaids	254,882	91,393
Unbilled receivables	130,109	250,000
Total Prepaids and Other Current Assets	$ 384,991	$ 341,393

Other current liabilities consist of the following:

As of December 31,	2025	2024
Deferred Revenue	200,000	12,482
Accrued Payroll	245,157	-
Accrued Compensation (Phantom Stock)	1,298	-
Other	32,695	4,033
Total Other Current Liabilities	$ 479,150	$ 16,515

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Raw Materials	374,639	100,245
Work-in-process	36,734	19,412
Finished Goods	1,006,606	2,340
Total Inventory	$ 1,417,979	$ 121,997

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Furniture and Equipment	$ 1,285,761	$ 611,645
Property and Equipment, at cost	1,285,761	611,645
Accumulated Depreciation	(261,182)	(134,817)
Property and Equipment, net	$ 1,024,579	$ 476,828

Depreciation expense for the years ended December 31, 2025 and 2024 was $126,365 and $102,270, respectively.

6.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patent	$ 39,998	$ 10,000
Intangible Assets, at cost	39,998	10,000
Accumulated Amortization	(5,777)	(944)
Intangible Assets, net	$ 34,221	$ 9,056

Amortization expense for the years ended December 31, 2025 and 2024 was $4,833 and $277, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	$ 667
2027	667
2028	667
2029	667
Thereafter	31,553
Total	$ 34,221

7.   LEASES

The Company has three operating leases for business premises. The Company's leases have terms maturing through 2030. Monthly payments range from $20,654 to $57,446. Rent expense is recorded on a straight-line basis over the lease term.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

	December 31, 2025
2026	$ 499,909
2027	538,586
2028	575,740
2029	614,055
2030	659,334
Thereafter	227,965
Total	**$ 3,115,589**

8. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

				As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
CNC Loan	$ 70,000	2/16/2023	1/31/2027	$ 18,744	$ 1,283	$ 20,027	$ 17,850	$ 20,027	$ 37,877
Manufacturing Financial Services	$ 161,414	1/6/2025	1/6/2029	40,205	$ 84,577	124,782	36,632	124,782	161,414
Leaf Capital Funding LLC	$ 60,000	12/1/2024	11/1/2029	11,056	$ 37,500	48,556	10,246	48,555	58,801
Employee	$ 50,400	1/17/2025	1/17/2030	10,080	$ 40,320	50,400	-	-	-
Navitas Credit Corp	$ 82,150	4/9/2025	4/9/2029	19,135	$ 47,123	66,258	-	-	-
Leaf Capital Funding LLC	$ 128,208	5/8/2025	5/8/2030	22,750	$ 87,870	110,620	-	-	-
Med One Capital Funding LLC	$ 94,571	5/28/2025	5/28/2030	16,758	$ 68,645	85,403	-	-	-
US Bank Loan	$ 33,260	11/25/2024	11/25/2028	6,128	$ 21,038	27,166	5,156	27,654	32,810
Total				**$ 144,856**	**$ 388,356**	**$ 533,212**	**$ 69,883**	**$ 221,019**	**$ 290,902**

As of December 31, 2025, future minimum principal payments are as follows:

As of Year Ended December 31,	2025
2026	$ 144,856
2027	133,953
2028	139,756
2029	87,538
2030	27,109
Thereafter	-
Total	**$ 533,212**

PSYONIC, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE - 2018	2018	$ 10,000,000	$ 200,000	20%	$ 200,000	$ 200,000
SAFE - 2019	2019	10,000,000	375,000	20%	375,000	375,000
SAFE - 2020	2020	10,000,000	577,500	20%	577,500	577,500
SAFE - 2020	2020	10,000,000	75,000	15%	75,000	75,000
SAFE - 2021	2021	12,000,000	200,000	15%	200,000	200,000
SAFE - 2025	2025	N/A	1,916,000	15%	1,916,000	-
Fair Value in Excess of Stated Value of Derivative Instrument					$ 548,784	$ 278,008
Total SAFE(s)			$ 3,343,500		**$ 3,892,284**	**$ 1,705,508**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

9. SHARE BASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	7.00
Risk-free interest rate	3.48%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

PSYONIC, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2023	**15,625**	$	-	
Granted	250,000		2.41	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2024	**265,625**	$	**2.41**	
Granted	348,125		2.43	
Exercised	-		-	
Expired/Cancelled	(78,125)		2.41	
Outstanding at December 31, 2025	**535,625**	$	**2.42**	**9.30**
Exercisable Options at December 31, 2025	**74,212**	$	**2.41**	**8.80**

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $118,406 and $32,528, respectively.

Restricted Stock

During 2019, the Company authorized the 2019 Stock Incentive Plan and 2019 Stock Incentive Plan A (which may be referred to as the "Plans"). The Company reserved 3,335,000 shares of its Common Stock pursuant to the 2019 Stock Incentive Plan and 12,011,000 shares of its Common Stock pursuant to the 2019 Stock Incentive Plan which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards Class A	Number of Awards Class B	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2023	8,257,500	1,726,500 $	0.10	-
Granted	-			
Vested	(3,002,500)	(623,000)		
Forfeited	-	(38,500)		-
Outstanding at December 31, 2024	5,255,000	1,065,000 $	0.10	7.66
Granted	-		-	
Vested	(3,002,500)	(611,500)	-	
Forfeited	-	-	-	
Outstanding at December 31, 2025	2,252,500	453,500 $	0.10	6.66

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2025 and 2024 was $50,956 and $51,176, respectively.

Phantom Stock

The Company has issued phantom stock totaling 73,000. Since the arrangement is settled in cash, it is classified as a liability in the Company's financial statements. The liability is determined based on the Tangible Book Value Per Share (TBVPS) at the end of the prior year, in accordance with the 2019 Phantom Stock Plan, unless otherwise determined by the Board. The liability will increase if the TBVPS increases from one year to the next. As of December 31, 2025 and 2024, the outstanding balance of Accrued Compensation (Phantom Stock) is $1,298 and $4,033, respectively, which is recorded under Other Current Liabilities.

10.   EQUITY AND CAPITALIZATION

Class A Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class A Common Voting Stock with a par value of $0.001. As of December 31, 2025 and 2024, 17,568,000 and 17,651,334 shares of Class A Common Voting Stock have been issued and were outstanding, respectively.

Class B Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class B Common Non-Voting Stock with a $0.001 par value. As of December 31, 2025 and 2024, 5,372,125 and 5,434,625 of Class B Common Non-Voting Stock have been issued and are outstanding, respectively.

11.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2025	December 31, 2024
Current:		
Federal, State, And Local	$ 13,947	$ 8,876
Total Tax Expense/(Benefit)	**$ 13,947**	$ -

PSYONIC, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Provision for income tax liability comprised the following:

	December 31, 2025	December 31, 2024
Federal, State, And Local	$ -	$ 8,876
Total Provision For Income Tax	$ -	$ 8,876
Net Tax Provision	$ -	$ 8,876

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2025 and 2024.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 2025, the Company incurred a net loss of $1,203,216 and used cash flows from operations of $1,125,887. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, Aadeel Akhtar, the Chief Executive Officer of PSYONIC, Inc., hereby certify that the financial statements of PSYONIC, Inc., and notes thereto for the periods ending December 31, 2025 and 2024, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2026.

_____

CEO

April 30, 2026